00:00:08:18 - 00:00:14:14
Kyle Sonlin
My name is Kyle Sonlin. I'm the CEO of Security Token Market and co-founder alongside my business partner, Herwig.

00:00:14:18 - 00:00:19:15
Herwig Konings
My name is Herwig Konings. I'm one of the co-founders of Security Token Market, and I'm the head of the studio.

00:00:19:23 - 00:00:28:19
Kyle Sonlin
When I first started working with Herwig in the security token space, he was pioneering the idea of consulting and helping issuers understand what this process looked like.

00:00:28:20 - 00:00:39:02
Herwig Konings
This was a brand new industry. A lot of people were much more interested in what was happening over in the crypto world than they were interested in sort of tokenizing security stocks and real estate.

00:00:39:03 - 00:00:46:10
Kyle Sonlin
No one was actually driving the excitement there and helping the world understand the value that this really translates to capital markets specifically.

00:00:46:11 - 00:01:03:04
Herwig Konings
We see that security tokens allow this new interoperability, digital access, new markets and opportunities and assets that can actually have markets built around them. And so we see that as a form of Wall Street without the walls, because now everybody can participate.

00:01:03:06 - 00:01:11:02
Kyle Sonlin
What we realized was that data was going to be important here. We launched Security Token Market publicly in October, 11th, 2018.

00:01:11:03 - 00:01:22:08
Herwig Konings
We actually built security token market out of the need for the market for price discovery, for transparency on what's going on in the industry. Where are the offerings? What are the tokens trading out? Where can I buy them?

00:01:22:09 - 00:01:26:16
Jonah Schulman
So we became the global aggregate of all the security token data.

00:01:26:16 - 00:01:32:23
Herwig Konings
And we were the first to do that and remain proudly to be the number one source for all things security tokens.

00:01:33:01 - 00:01:56:03
Kyle Sonlin
None of this data is useful unless you can make conclusions behind it. And that's where the secret sauce of security token market is, is building out a team of unbelievable individuals that are helping me focus on taking all this information from thousands of sources and trying to figure out how to compile that information inside of our own platform and then to drive conclusions for our tens of thousands of users around the world.

00:01:56:20 - 00:02:06:21
Kyle Sonlin
So the Security Token Show launched in June of 2019. Herwig and I were thinking like, man, we have to do something to talk about this industry. There's nobody that's spreading thought leadership.

00:02:07:01 - 00:02:15:18
Herwig Konings
The idea is really trying to bridge that educational gap so that people can understand what this new wave of technology and investing means.

00:02:16:04 - 00:02:24:08
Kyle Sonlin
Why does learning have to be boring? Learning can be fun and staying up to date on it. Some of this stuff can be something that's really engaging and really rewarding.

00:02:24:08 - 00:02:28:08
Herwig Konings
And we think it's really, really critical in order to allow this industry to grow.

00:02:28:22 - 00:02:34:15
Jonah Schulman
Now, if you look at our YouTube and our social media properties, we have countless hours of security token focused content.

00:02:34:17 - 00:02:52:07
Herwig Konings
And we've got a bunch of other amazing shows like Crypto Con Leche, Spilling the NFTea, Open Tab, The Token Truth, soon Megan Meets Miami. We want to encourage micro influencers. We want to create platforms for people so that they can reach audiences that we couldn't normally

reach with the Security Token Show.

00:02:52:09 - 00:03:07:00
Kyle Sonlin
So our main priority in the short term is to continue driving adoption in the Miami tech ecosystem and the security token space. We see ourselves as a really important piece to drive transparency in this industry and to build healthy liquidity in these markets.

00:03:07:03 - 00:03:24:09
Herwig Konings
We are now doing a crowdfund on Securitize one of the first Web3 fully enabled security token offerings that's available to anyone around the world to so that they can now join our journey as we grow this business into what we hope to be one of the leading security token companies.